EXHIBIT 99


C&A  COHIG & ASSOCIATES, INC. INVESTMENTS    6300  South Syracuse
                                             Way
                                             Suite 130
                                             Englewood, CO  80111


                               July 12, 1996


Boyd E. Hoback
Chairman of The Board of Directors
Good Times Restaurants Inc.
8620 Wolff Court, Suite 330
Westminster, CO  80030

Dear Mr. Hoback:

     Cohig & Associates, Inc. ("Cohig") has been asked by Good Times Restaurants Inc. (the "Company") to render an opinion as to the fairness, from a financial point of view, of the sale of 1,000,000 shares of 8% Convertible Preferred Stock at a purchase price of $1.00 per share to The Bailey Company for an aggregate purchase price of $1,000,000. Such terms of the sale are included in the Series A Convertible Preferred Stock Purchase Agreement dated May 31, 1996 (the "Agreement"). The Preferred Shares are to be purchased in three installments: one for 500,000 Shares on the first day of the month following approval by the Company's shareholders, 250,000 Shares three months later, and 250,000 Shares six months after the first installment is paid.

     The assignment was prepared in accordance with generally accepted valuation techniques and included, among other items, an analysis of the following key valuation concerns:

     1.   The nature and history of the business enterprise.

     2. The economic outlook in general and the condition and outlook of the specific industry in particular.

     3. The financial condition of the business and the book value of its stock.

     4.   The earnings capacity of the business.

     5.   The dividend paying capacity of the business.

     6.   Intangible values such as goodwill, patents, etc.

     7. Historical trading market of the stock, the relative size of the block to be valued, and the type of security being valued.

     8. The market price of companies engaged in the same or similar lines of business.

     In addition we have: (i) reviewed the Agreement dated May 31, 1996 and Exhibits; (ii) reviewed the Series A Convertible Preferred Stock Terms; (iii) reviewed the Registration Rights Agreement; (iv) reviewed financial information on Good Times Restaurants Inc. furnished to Cohig by management, including financial projections for Good Times Restaurants Inc.; (v) reviewed publicly available information; (vi) held discussions with the management of Good Times Restaurants Inc. concerning the businesses, operations and prospects for the company; (vii) analyzed the market value of the Series A Convertible Preferred Stock based on its conversion rate, dividend rate and other terms; (viii) reviewed the valuations of publicly traded companies in the same or similar industry; and (ix) made such other studies and inquiries as Cohig deemed relevant.

Limiting Conditions:

a) Neither Cohig nor its principals have any present or intended interest in the outcome of this particular transaction. However, Cohig may maintain a market in the common stock of Good Times Restaurants Inc., and Cohig may own shares of common stock and/or stock purchase warrants of the Company. Cohig's fees for this fairness opinion were based strictly on professional time charges, and were in no way contingent upon any derived valuation figures.

b) Cohig does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of opinion, and reasonable people can differ in their opinion of value. Cohig does certify that the fairness opinion was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

c) In preparing the fairness opinion, Cohig used available information provided by the Company. We did not make independent examinations of any financial statements, projections or other information prepared by the Company which were relied upon and, accordingly, we make no representations or warranties nor express any opinion regarding the accuracy or reasonableness of such. With respect to the financial projections we have reviewed, we have relied upon assurances that such projections have been reasonably prepared on a basis reflecting the best, currently available estimates and judgments of Good Times Restaurants Inc.

d) Publicly available information utilized in preparing the opinion (e.g., economic, industry, financial) was obtained from sources deemed to be reliable. It is beyond the scope of the opinion to verify the accuracy of such information, and we make no representation as to its accuracy.

     Based on and subject to the foregoing considerations, it is our opinion, as investment bankers, that the Series A Convertible Preferred Stock Purchase Agreement, from a financial point of view, is fair to the shareholders of Good Times Restaurants Inc.

                                   Very truly yours,

                                   /s/ Cohig & Associates, Inc.

                                   COHIG & ASSOCIATES, INC.